Amy Latkin
Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

August 8, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Lisa Larkin

Re: Comments on Post-Effective Amendment No. 72 under the Securities Act of 1933 and No. 73 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2025 (the “MoA Funds Registration Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File Nos. 033-06486 and 811-05084) (the “Registrant”)

Dear Ms. Larkin:

On behalf of the Registrant, set forth below are responses to comments you provided by telephone to me and my colleague, Brie Steingarten, on July 31, 2025, concerning the MoA Funds Registration Statement.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed with the Commission under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in September 2025.

Comment 1	Investment Objective Revise the Investment Objective on page 2 so that it corresponds with the Fund’s investment objective in the statutory prospectus for a non-index fund.

Response 1	The Investment Objective on page 2 will be revised to read: “The Fund seeks capital appreciation.”

Comment 2

Fee Table

Since the MoA Mid Cap Growth Fund is a new fund, add a footnote to the Fee Table that discloses that “Other Expenses” are based on estimated amounts for the current fiscal year, as required by instruction 6(a) to Item 3 of Form N-1A.

Response 2	The following footnote will be added to the Fee Table: “’Other Expenses’ are based on estimated amounts for the current fiscal year.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 3

Fee Table - Footnote

The footnote to the Annual Fund Operating Expenses Table states, “The Adviser has contractually agreed to waive its advisory fee and/or reimburse the Fund’s ordinary operating expenses to the extent necessary to limit the ordinary operating expenses (other than, among other things, the management fee and shareholder servicing fees) to an amount not to exceed the annual rate of 0.08% based on the Fund’s average daily net assets. This contractual obligation may not be terminated before April 30, 2026, without the consent of the Board of Directors.” Specify the items included in “among other things” in the parenthetical in the footnote.

Response 3

Under the Expense Limitation Agreement, “ordinary operating expenses” exclude shareholder services fees, taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, any investment-related expenses, and any extraordinary expenses. The Expense Limitation Agreement also states that “ordinary operating expenses” do not include the Adviser’s investment advisory fee.

The footnote to the Fee Table will be revised to read:

“The Adviser has contractually agreed to waive its advisory fee and/or reimburse the Fund’s ordinary operating expenses to the extent necessary to limit the ordinary operating expenses (other than~~, among other things, the management fee and~~ shareholder services fees, taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, any investment-related expenses, any extraordinary expenses, and the investment advisory fee) to an amount not to exceed the annual rate of 0.08% based on the Fund’s average daily net assets. This contractual obligation may not be terminated before April 30, ~~2026~~2027, without the consent of the Board of Directors.”

Comment 4

Fee Table – Footnote

Instruction 3(b) to Item 3 of Form N-1A states, “Under an appropriate caption or a subcaption of “Other Expenses” [in the Annual Fund Operating Expenses table], disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.” If applicable, please revise the Annual Fund Operating Expenses table accordingly.

Response 4	The Fund currently does not incur any fees that would be disclosed in response to the line item “Distribution [and/or Service] (12b-1) Fees.”

Comment 5

Fee Table – Footnote

Pursuant to instruction 3(e) to Item 3 of Form N-1A, a fee waiver can be described in a caption to the fee table if it will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. Please revise the termination date of April 30, 2026 or remove the footnote describing the fee waiver.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 5

The Amended and Restated Expense Limitation Agreement was effective on May 1, 2025, and continues in effect for each succeeding 12-month period, unless modified or terminated in accordance with the Agreement.

The date in the footnote will be revised to April 30, 2027.

Comment 6

Principal Investment Strategies

The Fund’s principal investment strategies state, “Under normal circumstances, at least 80% of the Fund’s total assets are invested in mid-cap growth stocks, which the Adviser defines as those that have market capitalizations that fall within the market capitalization range of companies in the Russell Mid Cap Growth® Index or other widely recognized indices of mid cap growth companies, and at least 85% of the Fund’s total assets are invested in equity securities.”

As described above, the Fund has an 80% policy to invest in mid-cap growth stocks. If the remaining 20% of the Fund’s total assets will be invested in other types of securities that are not listed in the Fund’s principal investment strategies and that would be considered principal investments of the Fund, then please add disclosure accordingly.

Response 6	The Registrant confirms that the Fund’s principal investment strategy is to invest in mid-cap growth stocks and that the Fund has no principal investment strategy to invest in other types of investments.

Comment 7

Principal Investment Risks

The Fund’s principal investment risks include “Focused Investment risk,” which states, “Certain funds may concentrate in the securities of issuers in a particular industry, group of industries or sector. Because such a fund may invest significantly in securities of issuers in a particular industry, group of industries, or sector, the Fund’s performance depends to a greater extent on the overall condition of that industry, group of industries or sector, and is more susceptible to events affecting, and the risks of issuers operating in, that industry, group of industries or sector.”

Please revise “Focused Investment risk” to discuss the risks applicable to the Fund itself instead of “certain funds.”

Response 7

The risk is revised to read:

“Focused Investment risk: The Fund ~~Certain funds~~ may concentrate in the securities of issuers in a particular industry, group of industries or sector. Because ~~such a~~ the F~~f~~und may invest significantly in securities of issuers in a particular industry, group of industries, or sector, the Fund’s performance depends to a greater extent on the overall condition of that industry, group of industries or sector, and is more susceptible to events affecting, and the risks of issuers operating in, that industry, group of industries or sector.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 8

SAI: Additional Permitted Investments

If any of the additional permitted investments listed on page 4 of the SAI are principal investment strategies of the Fund, then please add those strategies to the Fund’s prospectus.

Response 8	The Registrant confirms that the additional permitted investments are not principal investment strategies and do not need to be added to the Fund’s prospectus.

Comment 9

SAI: Fundamental Investment Restrictions

Fundamental Investment Restriction #6 states that no Fund will “invest more than 25% of its assets in the securities of issuers in one industry, other than U.S. Government Securities, except that the MoA US Government Money Market Fund may invest more than 25% of its total assets in the financial services industry. For Funds that invest in other Funds and/or exchange traded funds, the Fund will look through to the underlying Funds and/or exchange traded funds to ensure compliance with this policy;”

Fundamental Investment Restriction #6 references “one industry”. Since Section 8 of the 1940 Act and Form N-1A refer to “a particular industry or group of industries,” please add a description regarding “group of industries.” See, for example, page 22 of the Series Portfolios Trust 485(a) filing on July 8, 2025 and page B-16 of the 485(b) filing on April 22, 2025.

Response 9	The Registrant’s policy, as formulated, states that the Fund will not concentrate in any one industry. The Registrant does not have any policy to concentrate in any group of industries and respectfully declines to make further changes. The Registrant believes that its policy is consistent with Section 8 of the 1940 Act and Form N-1A.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com